No Borders, Inc.

18716 East Old Beau Trail

Queen Creek, Arizona 85142

Phone: (760) 582-5115

Edward Kelly

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

No Borders, Inc.

Offering Statement on Form 1-A

Filed September 23, 2019

Response dated: October 18, 2019

File No. 24-11079

         October 18, 2019

Dear Mr. Kelly,

This letter sets forth the response of No Borders, Inc., (“NBDR” or the “Company”) to the Staff’s comment letter dated October 18, 2019.

Offering Statement on Form 1-A filed September 23, 2019

Financial Statements, page F-1

1. We note that this is a Tier 1 offering and you have provided unaudited financial statements for all periods presented; however, we also note that you disclosed on page 32 “our auditors stated in their report on our audited financial statements that there is substantial doubt that we will be able to continue as a going concern without further financing.” If your annual financial statements have not been audited, please correct or eliminate the disclosure on page 32. However, if an audit of your financial statements was obtained for other purposes and that audit was performed in accordance with either U.S. generally accepted auditing standards or the Standards of the Public Company Accounting Oversight Board by an auditor that is independent under either the independence standards of the American Institute of Certified Public Accountants (AICPA) or Rule 2-01 of Regulation S-X, please be advised that those audited financial statements must be filed in your Form 1-A, and an audit opinion complying with Rule 2-02 of Regulation S X must be filed along with the audited financial statements. The auditor may, but need not, be registered with the Public Company Accounting Oversight Board. Please refer to Part F/S (b)(2) of Form 1-A.

Response: The Company has removed the disclosure that “our auditors stated in their report on our audited financial statements” from the Offering Statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (760) 582-5115 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

No Borders, Inc.

/s/Joseph Snyder

Name: Joseph Snyder

Title: Chief Executive Officer, Director